SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 3)(1)

                       Prodigy Communications Corporation
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                                (Name of Issuer)

                 Class A Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74283P107
          ------------------------------------------------------------
                                 (CUSIP Number)

                               Daniel S. Sternberg
                        153 East 53rd Street, 38th Floor
                         New York, New York 10022-4611
                                  212-572-5353
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 17, 2001
          ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                               (Page 1 of 4 pages)
                       (Continued on the following pages)

1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 3 (this "Amendment") amends the Schedule 13D dated March 2, 1999, as amended (the "Schedule 13D"), of Mr. Carlos Slim Helu, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit and Ms. Johanna Monique Slim Domit (collectively, the "Slim Family"), Carso Global Telecom, S.A. de C.V. ("CGT"), Telefonos de Mexico, S.A. de C.V. ("Telmex") and Telmex Financial Ventures, L.L.C. ("TFV"), with respect to the Class A Common Stock, par value $0.01 (the "Shares") of Prodigy Communications Corporation (the "Company"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

     On October 17, 2001, Telmex, TFV and CGT entered into a letter agreement (the "Letter Agreement") with SBC Communications Inc. ("SBC") pursuant to which Telmex, TFV and CGT have confirmed to SBC their willingness to tender (and not withdraw) all Shares owned by them into the amended tender offer contemplated by the Agreement and Plan of Merger, dated as of October 17, 2001 (the "Merger Agreement"), among SBC and the Company and to vote all Shares then owned by them in favor of the merger contemplated by the Merger Agreement and against any transaction or other action that could interfere with the timely completion of the merger. Telmex, TFV and CGT have also confirmed to SBC that they will not, prior to the effective time of the merger, in any way transfer or dispose of any Shares owned by them except by tender into the amended tender offer.

     A copy of the Letter Agreement is attached as Exhibit F hereto and incorporated herein by reference in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     On October 17, 2001, Telmex, TFV and CGT entered into the Letter Agreement with SBC.

Item 7.  Exhibits.

     The following item is hereby added to the material previously filed as exhibits:

     Exhibit F.......................Letter Agreement among Telefonos de Mexico,
                                     S.A. de C.V., Telmex Financial Ventures,
                                     LLC, Carso Global Telecom, S.A. de C.V. and
                                     SBC Communications Inc., dated as of
                                     October 17, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Carlos Slim Helu

         ----------------------------------

         Carlos Slim Domit                         By: /s/ Eduardo Valdes Acra
                                                       -------------------------
         ----------------------------------            Eduardo Valdes Acra
                                                       Attorney-in-Fact*
         Marco Antonio Slim Domit                      October 18, 2001

         ----------------------------------

         Patrick Slim Domit

         ----------------------------------

         Maria Soumaya Slim Domit

         ----------------------------------

         Vanessa Paola Slim Domit

         ----------------------------------

         Johanna Monique Slim Domit

         ----------------------------------

         CARSO GLOBAL
         TELECOM, S.A. DE C.V.
         /s/ Eduardo Valdes Acra
         ----------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact*


         TELEFONOS DE MEXICO, S.A. DE C.V.
         /s/ Adolfo Cerezo P.
         ----------------------------------
         By: Adolfo Cerezo P.
         Title: Chief Financial Officer


         TELMEX FINANCIAL VENTURES, LLC
         /s/ Alfonso Lara
         ----------------------------------
         By: Alfonso Lara
         Title: Manager
         /s/ Adolfo Cerezo P.
         ----------------------------------
         By: Adolfo Cerezo P.
         Title: Manager


* Pursuant to a power of attorney previously filed as an exhibit to the second amendment to the Schedule 13D and incorporated by reference herein.

             [Letterhead of James S. Kahan, SBC Communications Inc.]


October 17, 2001


Telefonos de Mexico, S.A. de C.V.,
Telmex Financial Ventures, LLC,
Carso Global Telecom, S.A. de C.V.
c/o Telefonos de Mexico S.A. de C.V.
Parque Via No. 190
Col. Cuauhtemoc
06599 Mexico,  D.F
Mexico

Re: Merger Agreement, dated as of October 17, 2001 (the "Merger Agreement"), Among SBC Communications Inc. ("SBC"), et al., and Prodigy Communications Corporation ("Prodigy")

Gentlemen:

Because your support is vital to the success of the merger (the "Merger") contemplated by the Merger Agreement, each of you has agreed to confirm with SBC the following actions each is willing to take in support of the Merger.

First: That you will tender all shares of Prodigy Class A Common Stock owned by you into the amended tender offer contemplated by the Merger Agreement (the "Amended Offer") and accept the cash price of $6.60 to be paid in the Amended Offer (or any higher price which may be provided for in the Amended Offer) and that you will not withdraw those shares from the Amended Offer.

Second: That you will vote all shares of Prodigy Class A Common Stock then owned by you in favor of the Merger and against any transaction or other action that could interfere with the timely completion of the Merger and accept the cash merger consideration of $6.60 (or any higher price which may be provided for in the Merger Agreement) into which shares of Prodigy Class A Common Stock are to be converted in the Merger for any shares owned by you as of the effective time of the Merger.

You hereby confirm that you own at least the number of shares of Prodigy Class A Common Stock set forth next to your name below and will not, prior to the effective time of the Merger, in any way transfer or dispose of any Prodigy Class A Common Stock owned by you except by tender into the Amended Offer.

You have advised us that you are free to enter into this letter agreement and that you have and will retain exclusive full voting and disposition rights with respect to all Prodigy shares owned by you. This letter agreement shall be governed by Delaware law. This agreement may be executed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

This letter agreement shall terminate in the event that any of the following occur: (i) the Amended Offer is terminated or expires without any shares being purchased; (ii) the Amended Offer is further amended to reduce the price to be paid in the Amended Offer, change the form of the consideration payable in the Amended Offer, reduce the number of shares subject to the Amended Offer or make any other change in the terms or conditions of the Amended Offer adverse to the holders of shares; (iii) the Merger Agreement is terminated; or (iv) the Merger Agreement is amended to reduce or change the form of the merger consideration or make any other change in the terms or conditions of the Merger which is adverse to the holders of shares.

We very much appreciate your cooperation in connection with this transaction. If the foregoing correctly sets forth our agreement, please sign below in the spaces indicated and return signed copies to SBC.

                                    SBC Communications Inc.


                                    By: /s/James S. Kahan
                                        -----------------
                                        Name:  James S. Kahan
                                        Title  Sr. Exec. V.P. - Corp. Dev.


Accepted and agreed to by:

Telefonos de Mexico, S.A. de C.V.


By: /s/Adolfo Cerezo
    ----------------
   Name:  Adolfo Cerezo
   Title: CFO

Telmex Financial Ventures, LLC              12,513,200 shares


By: /s/Adolfo Cerezo
    ----------------
    Name:  Adolfo Cerezo
    Title: Manager


By: /s/Alfonso Lara
    ---------------
    Name:  Alfonso Lara
    Title: Manager


Carso Global Telecom, S.A. de C.V.          29,396,911 shares
                                            ----------

                                   Total:   41,910,111 shares
By: /s/Eduardo Valdes
    -----------------
    Name:
    Title